September 24, 2025

Sung Hyuk Lee
Chief Executive Officer
Harvard Ave Acquistion Corporation
3rd Floor, 166 Yongsan
Yeongdengpo-gu, Seoul, 07362
Republic of Korea

       Re: Harvard Ave Acquistion Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 19, 2025
           File No. 333-284826
Dear Sung Hyuk Lee:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed September 19, 2025 Description of Securities, page 138

1. Please revise here, and elsewhere as appropriate, to disclose the exclusive forum provision of each of your amended and restated memorandum and articles of association and the rights agreement. For example, describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out; describe any risks or other impacts on investors; and address any uncertainty about enforeceability.
Exhibits

2. The trust account termination letter attached as Exhibit A to the Investment
       Management Trust Agreement filed as Exhibit 10.2 states that "[o]n the September 24, 2025
Page 2

      Consummation Date (i) counsel for the Company shall deliver to you written
      notification that the Business Combination has been consummated, or will be
      consummated substantially, concurrently with your transfer of funds . . . .." Nasdaq
      Listing Rule IM-5101-2(a) states that    [a]t least 90% of the gross
proceeds . . . must
      be deposited in a trust account maintained by an independent trustee.
It is unclear
      how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states that funds in the trust account will not be released until the completion of your initial business combination.
      Please revise to address these inconsistencies.
       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ze   -ev D. Eiger, Esq.